# RELIASTAR LIFE INSURANCE COMPANY
and its
## SEPARATE ACCOUNT N


## ING Encore/ING Encore Flex


**Supplement dated January 18, 2007, to the Contract Prospectus dated April 28, 2006, as supplemented.
Please read this supplement carefully and keep it with your current Contract Prospectus for future reference.**

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Since late 2003, ReliaStar Life Insurance Company ("ReliaStar") has been engaged in litigation with Paul M. Prusky ("Prusky"), et al. regarding a 1998 agreement between Prusky and ReliaStar. Under the agreement, Prusky, through a profit-sharing plan, engaged in frequent electronic trading between subaccounts available through certain ReliaStar variable life insurance policies ("market timing"). ING acquired ReliaStar in 2000. Since late 2003, ReliaStar has refused to accept electronic trading instructions from Prusky. ReliaStar's current excessive trading policy is described in the **Limits on Frequent or Disruptive Transfers** subsection of the **Transfers Among Investment Options** section of your Contract Prospectus.

On January 5, 2007, the United States District Court for the Eastern District of Pennsylvania (the "Federal Court") ordered ReliaStar to accept and effect Prusky's subaccount transfer instructions electronically "without limitation as to the number of transfer instructions so long as those transfers are not explicitly barred by a specific condition imposed by the fund in which the subaccount is invested." (Order Granting in Part Summary Judgment, Paul M. Prusky, et.al v. ReliaStar Life Insurance Company, Civil Action No. 03-6196, Jan. 5, 2007, and Order Denying Defendant's Motion for Clarification, dated January 12, 2007 ("Order")). ReliaStar is considering its legal options in light of the Order; however, in the meantime, ReliaStar must accept and effect Prusky's electronic transfer instructions.

When issuing the Order, the Federal Court did state that the ReliaStar variable life insurance policies owned by Prusky allow ReliaStar to enforce conditions on trading imposed by the funds in which the ReliaStar subaccounts invest. (Memorandum Accompanying the Order, at pp.9-10.) ReliaStar will enforce all fund-imposed conditions on trading consistent with the Order. Prusky's ReliaStar policies include subaccounts investing in the following funds, which are available under your product; the prospectus for each fund describes restrictions imposed by the fund to prevent or minimize frequent trading.

| | |
|---|---|
| ING Baron Small Cap Growth Portfolio | ING Stock Index Portfolio |
| ING BlackRock Large Cap Growth Portfolio | ING T. Rowe Price Diversified Mid Cap Growth Portfolio |
| ING FMR$^{SM}$ Diversified Mid Cap Portfolio | ING T. Rowe Price Equity Income Portfolio |
| ING Global Resources Portfolio | ING UBS U.S. Large Cap Equity Portfolio |
| ING JP Morgan Mid Cap Value Portfolio | ING Van Kampen Comstock Portfolio |
| ING Julius Baer Foreign Portfolio | ING Van Kampen Equity and Income Portfolio |
| ING Legg Mason Value Portfolio | ING Van Kampen Growth and Income Portfolio |
| ING Marsico Growth Portfolio | ING VP Index Plus MidCap Portfolio |
| ING MFS Total Return Portfolio | ING VP Intermediate Bond Portfolio |
| ING Oppenheimer Global Portfolio | ING VP Real Estate Portfolio |
| ING Oppenheimer Strategic Income Portfolio | ING VP SmallCap Opportunities Portfolio |
| ING PIMCO Total Return Portfolio | |